UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES PRICING OF GLOBAL NOTES AND PRIVATE OFFERS TO EXCHANGE 12 SERIES OF ITS SECURITIES AND OFFERS TO PURCHASE SIX SERIES OF ITS SECURITIES December 7, 2021

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announced today the pricing of global notes denominated in U.S. Dollars, and the commencement of liability management transactions consisting of 12 separate exchange offers targeting certain series of PEMEX outstanding notes with maturities ranging from 2024 to 2030 (the “Offers to Exchange”) and six separate offers to purchase certain series of PEMEX outstanding notes with maturities ranging from 2044 to 2060 (the “Offers to Purchase” and together with the Offers to Exchange, the “Offers”).

New Money Securities

The New Money Securities will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística, and their respective successors and assignees.

PEMEX intends to use the net proceeds from the sale of the New Money Securities to pay the cash consideration to holders of notes validly tendered and accepted by PEMEX in the Offers.

PEMEX priced an issue of 6.700% Notes due 2032 (the “New Securities”), for an aggregate principal amount of U.S. $1,000,000,000 (the “New Money Securities”). The New Money Securities were issued at a price of 99.976%, plus accrued interest (if any) from December 16, 2021. Interest is payable on February 16 and August 16 of each year, commencing on August 16, 2022. The New Securities will mature on February 16, 2032.

Principal on the New Securities will be repaid in three installments on February 16, 2030, February 16, 2031 and at maturity. Principal payments shall be calculated as follows: the aggregate amount of each principal payment on the New Securities shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and including the maturity of the New Securities. To the extent necessary, principal payments may be rounded down to the nearest whole number, with any difference being paid at maturity.

The Offers

The liability management transactions consist of (i) 12 separate Offers to Exchange PEMEX’s outstanding securities in Acceptance Priority Levels 1 to 11 set forth in the table below for newly-issued New Securities and cash and (ii) six separate Offers to Purchase for cash PEMEX’s outstanding securities in Acceptance Priority Levels 12 through 17 set forth in the table below (the outstanding securities targeted in the Offers to Exchange and Offers to Purchase, collectively, the “Old Securities”), in each case, plus Accrued Interest (as defined below):

				Early Participation Consideration(2) (3)		Composition of Early Participation Consideration
Old Securities(1)	Principal Amount Outstanding		Acceptance Priority Level			Cash Consideration(3)		Early New Securities Consideration(4)
4.875% Notes due 2024	U.S. $	1,032,618,000	1	U.S. $	1,047.50	U.S. $	700.00	U.S. $	347.50
4.250% Notes due 2025	U.S. $	790,958,000	2	U.S. $	1,028.75	U.S. $	600.00	U.S. $	428.75
6.875% Notes due 2025	U.S. $	1,500,000,000	3	U.S. $	1,106.25	U.S. $	550.00	U.S. $	556.25
4.500% Notes due 2026	U.S. $	1,388,047,000	4	U.S. $	1,022.50	U.S. $	500.00	U.S. $	522.50
6.875% Notes due 2026	U.S. $	3,000,000,000	5	U.S. $	1,106.25	U.S. $	450.00	U.S. $	656.25
6.490% Notes due 2027	U.S. $	2,360,430,000	6	U.S. $	1,077.50	U.S. $	400.00	U.S. $	677.50
6.500% Notes due 2027	U.S. $	5,500,000,000	7	U.S. $	1,077.50	U.S. $	400.00	U.S. $	677.50
9.500% Global Guaranteed Bonds due 2027	U.S. $	102,228,000	8(6)	U.S. $	1,190.00	U.S. $	400.00	U.S. $	790.00
9.500% Guaranteed Bonds due 2027	U.S. $	225,792,000		U.S. $	1,190.00	U.S. $	400.00	U.S. $	790.00
5.350% Notes due 2028	U.S. $	2,500,000,000	9	U.S. $	1,007.50	U.S. $	100.00	U.S. $	907.50
6.500% Notes due 2029	U.S. $	2,000,000,000	10	U.S. $	1,046.25	U.S. $	50.00	U.S. $	996.25
6.840% Notes due 2030	U.S. $	4,420,831,000	11	U.S. $	1,046.25	U.S. $	50.00	U.S. $	996.25
5.625% Bonds due 2046	U.S. $	948,263,000	12	U.S. $	827.50	U.S. $	827.50		N/A
5.500% Bonds due 2044	U.S. $	793,670,000	13	U.S. $	827.50	U.S. $	827.50		N/A
6.350% Bonds due 2048	U.S. $	2,884,538,000	14	U.S. $	858.75	U.S. $	858.75		N/A
6.375% Bonds due 2045	U.S. $	1,560,461,000	15	U.S. $	875.00	U.S. $	875.00		N/A
6.750% Bonds due 2047	U.S. $	6,000,000,000	16	U.S. $	890.00	U.S. $	890.00		N/A
6.950% Bonds due 2060	U.S. $	3,800,000,000	17	U.S. $	891.25	U.S. $	891.25		N/A

(1)	CUSIPs and ISINs set forth in the table below under “Securities Codes and Authorized Denominations for the Old Securities.”
(2)

Consists of the applicable Early New Securities Consideration, if any, and/or the applicable Cash Consideration for each series of Old Securities. Includes an early participation premium for each series of Old Securities (i) in Acceptance Priority Levels 1 through 11 of U.S. $50 in principal amount of New Securities or (ii) in Acceptance Priority Levels 12 through 17 of an amount in cash equal to U.S. $50, in each case, per U.S. $1,000 principal amount of Old Securities (the “Early Participation Premium”).

(3)

Eligible Holders (as defined below) of Old Securities validly tendered after the Early Participation Date (as defined below) and on or prior to the Expiration Date (as defined below) and accepted for exchange or purchase, as applicable, by us pursuant to the Offers will receive a “Late Participation Consideration” applicable to the relevant series of Old Securities, which is equal to the applicable Early Participation Consideration, less the applicable Early Participation Premium.

(4)

Payable in cash per U.S. $1,000 principal amount of Old Securities validly tendered and accepted for exchange or purchase, as applicable (the “Cash Consideration”). Eligible Holders whose Old Securities are validly tendered and accepted for exchange or purchase, as applicable, will receive Accrued Interest, if any, in cash, in addition to the Consideration (as defined below).

(5)	Payable in principal amount of New Securities per U.S. $1,000 principal amount of Old Securities validly tendered and accepted for exchange (the “New Securities Consideration”).
(6)

For purposes of the Acceptance Priority Procedures and proration procedures, the 9.500% Global Guaranteed Bonds due 2027 and 9.500% Guaranteed Bonds due 2027 shall be considered as a single series subject to the same Acceptance Priority Level.

The Offers are being made on the terms and subject to the conditions set forth in the offer statement dated December 7, 2021 (the “Offer Statement” and together with the related eligibility letter, certification letter and the letter of transmittal, the “Offer Documents”), which sets forth in more detail the terms and conditions of the Offers.

The Offers will expire at 11:59 p.m., New York City time, on January 5, 2022 unless earlier terminated or extended by PEMEX (such time and date with respect to each Offer, as it may be extended with respect to such Offer, the “Expiration Date”). Old Securities tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on December 20, 2021 unless extended, but not thereafter.

Eligible Holders of Old Securities validly tendered on or prior to 5:00 p.m., New York City time, on December 20, 2021 (such date and time, as the same may be extended, the “Early Participation Date”) and accepted for exchange or purchase, as applicable, by PEMEX pursuant to the Offers will receive the applicable early participation consideration reflected in the table above (the “Early Participation Consideration”), which consists of the applicable Early New Securities Consideration, if any, and/or the applicable Cash Consideration for each series of Old Securities. The applicable Early Participation Consideration includes the applicable Early Participation Premium, which consists of (i) for each series of Old Securities in Acceptance Priority Levels 1 through 11, U.S. $50 in principal amount of New Securities and (ii) for each series of Old Securities in Acceptance Priority Levels 12 through 17, an amount in cash equal to U.S. $50, in each case, per U.S. $1,000 principal amount of Old Securities (the “Early Participation Premium”).

Eligible Holders of Old Securities validly tendered after the Early Participation Date and on or prior to the Expiration Date and accepted for exchange or purchase, as applicable, by PEMEX pursuant to the Offers will receive the late participation consideration (the “Late Participation Consideration” and, together with the Early Participation Consideration, the “Consideration”) applicable to the relevant series of Old Securities, which is equal to the applicable Early Participation Consideration, less the applicable Early Participation Premium.

Eligible Holders will also receive an amount in cash (such amount “Accrued Interest”) consisting of accrued and unpaid interest on Old Securities accepted for exchange or purchase, as applicable, in the Offers from, and including, the last interest payment date for each of the Old Securities to, but not including, the applicable settlement date of the Offers (the “Settlement Date”), together with additional amounts thereon, if any, and in the case of Old Securities accepted in any of the Offers to Exchange, less the interest accrued on the New Securities exchanged therefor from and including the settlement date of the offering of the New Money Securities, to the extent such interest accrued on such New Securities does not exceed the accrued and unpaid interest on such accepted Old Securities. If the interest accrued on such New Securities exceeds the accrued and unpaid interest on such accepted Old Securities, then the amount of Accrued Interest paid will be zero.

The New Securities to be delivered in the Offers to Exchange as part of the consideration are expected to have identical terms (other than issue date), be consolidated, form a single series and be fully fungible with the New Money Securities. The New Securities issued to “qualified institutional buyers” will have the same CUSIP and ISIN numbers as the New Money Securities issued pursuant to Rule 144A: CUSIP: 71643V AA3; ISIN: US71643VAA35. The New Securities issued to non-U.S. persons in compliance with Regulation S will have temporary CUSIP and ISIN numbers during a 40-day distribution compliance period commencing on the applicable Settlement Date. Such temporary CUSIP and ISIN numbers will be announced prior to the applicable Settlement Date. Following the 40-day distribution compliance period, PEMEX expects that these New Securities will share the same CUSIP and ISIN numbers as the New Money Securities issued to non-U.S. persons in compliance with Regulation S: CUSIP: P8000U AA7; ISIN: USP8000UAA71.

Following the Early Participation Date and at or prior to the Expiration Date, we will have the right to elect to accept the Old Securities validly tendered at or prior to the Early Participation Date, provided that all conditions of the Offers have been satisfied or, where applicable, waived by us (the “Early Settlement Right”). If we exercise our Early Settlement Right, we expect to settle the Offers in respect of Old Securities validly tendered at or prior to the Early Participation Date that are accepted for exchange or purchase, as applicable (the “Early Settlement Date”) promptly following the date on which we accept for exchange or purchase, as applicable, such Old

Securities (the “Early Acceptance Date”). Assuming that we exercise the Early Settlement Right and all conditions of the Offers have been satisfied, or where applicable, waived by us, we expect that the Early Settlement Date will occur no later than the third business day following the Early Participation Date.

For Old Securities that have been validly tendered at or prior to the Expiration Date (exclusive of Old Securities accepted for exchange or purchase, as applicable, on the Early Settlement Date, if any), and that are accepted for exchange or purchase, as applicable, we expect to settle such Old Securities promptly following the Expiration Date (the “Final Settlement Date”). Assuming that such Final Settlement Date is not extended and all conditions of the Offers have been satisfied or, where applicable, waived by us, we expect that the Final Settlement Date will occur no later than the third business day following the Expiration Date.

Subject to the terms and conditions of the Offers as described in the Offer Statement, if the exchange or purchase, as applicable, of all Old Securities validly tendered and accepted by us for exchange or purchase in the Offers would cause PEMEX to pay an aggregate Cash Consideration (including the Early Participation Premium, as applicable) plus Accrued Interest and estimated customary fees, costs and expenses incurred or to be incurred in connection with the New Money Offering and the Offers (which fees, costs and expenses we believe will not represent more than approximately 0.5% of the Maximum Cash Amount) (“Transaction Expenses”), in excess of U.S. $4.5 billion (the “Maximum Cash Amount”), then PEMEX will accept for exchange or purchase, as applicable, Old Securities pursuant to the following Acceptance Priority Procedures and proration procedures:

•

if the exchange or purchase, as applicable, of all Old Securities tendered at or prior to the Early Participation Date would cause us to pay an aggregate Cash Consideration (including the Early Participation Premium, as applicable) plus Accrued Interest and Transaction Expenses in excess of the Maximum Cash Amount, then the Offers will be oversubscribed at the Early Participation Date, and we will not accept for exchange or purchase, as applicable, any Old Securities tendered after the Early Participation Date and will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) accept for exchange or purchase, as applicable, on the Early Acceptance Date (or, if there is no Early Acceptance Date, the Expiration Date, the Old Securities tendered at or prior to the Early Participation Date pursuant to the acceptance priority procedures described below (the “Acceptance Priority Procedures”). If the Offers are not oversubscribed at the Early Participation Date and the exchange or purchase, as applicable, of all Old Securities validly tendered at or prior to the Expiration Date and accepted for exchange or purchase would cause us to pay an aggregate Cash Consideration (including the Early Participation Premium, as applicable) plus Accrued Interest and Transaction Expenses in excess of the Maximum Cash Amount, then the Offers will be oversubscribed at the Expiration Date, and we will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers), accept for exchange or purchase, as applicable, all Old Securities tendered at or prior to the Early Participation Date and then accept for exchange or purchase, as applicable, any Old Securities tendered after the Early Participation Date pursuant to the Acceptance Priority Procedures.

•

subject to the satisfaction of the conditions to the Offers and the priority of early tenders, we will accept for exchange or purchase, as applicable, validly tendered Old Securities in the order of the related Acceptance Priority Level set forth in the table above, beginning with the lowest numerical value of Acceptance Priority Level first.

•

subject to the procedures described below for undersubscribed Offers by the Early Participation Date, if the aggregate Cash Consideration to be paid in exchange or purchase, as applicable, for all Old Securities corresponding to an Acceptance Priority Level validly tendered by such date, when added to the aggregate Cash Consideration to be paid in exchange or purchase, as applicable, for all Old Securities accepted for exchange or purchase, as applicable, corresponding to each higher Acceptance Priority Level (lower numerical value), if any, would cause us to pay an aggregate Cash Consideration (including the Early Participation Premium, as applicable) plus Accrued Interest and Transaction Expenses that does not exceed the Maximum Cash Amount, then we will accept for exchange or purchase, as applicable, all such Old Securities of such series and will then apply the foregoing procedure to the next lower Acceptance Priority Level (next higher numerical value). If the condition described in the foregoing sentence is not met, we will accept for exchange or purchase, as applicable, the maximum aggregate principal amount of tendered Old Securities of such series (on a prorated basis) such that the aggregate Cash Consideration paid in exchange or purchase, as applicable, for the series of Old Securities with the lowest Acceptance Priority Level (the highest numerical value) accepted, when considered together with the aggregate Cash Consideration paid in exchange or purchase, as applicable, for Old Securities with higher Acceptance Priority Levels (lower numerical values), plus Accrued Interest and Transaction Expenses, comes as close as possible to the amount of the Maximum Cash Amount without exceeding such amount.

•

tendered Old Securities with an Acceptance Priority Level lower than the Acceptance Priority Level that would cause us to pay an aggregate Cash Consideration (including the Early Participation Premium, as applicable) plus Accrued Interest and Transaction Expenses in excess of the Maximum Cash Amount will not be accepted for exchange or purchase, as applicable, provided that, tendered Old Securities at or before the Early Participation Date will be accepted for exchange or purchase, as applicable, in priority to other Old Securities tendered after the Early Participation Date, even if such Old Securities tendered after the Early Participation Date have a higher Acceptance Priority Level than Old Securities tendered prior to the Early Participation Date.

If proration of a series of tendered Old Securities is required, we will determine the final proration factor as soon as practicable after the Early Participation Date or Expiration Date, as applicable, and will inform Eligible Holders of such series of Old Securities of the results of the proration. In the event proration is required with respect to a series of Old Securities, we will multiply the principal amount of each valid tender of such series of Old Securities by the applicable proration rate and round the resulting amount down to the nearest U.S. $1,000 principal amount in order to determine the principal amount of such tender that will be accepted pursuant to the applicable Offer. The excess principal amount of Old Securities not accepted from the tendering Eligible Holders will be promptly returned to such Eligible Holders. If, after applying such proration factor, any Eligible Holder would be entitled to a credit or return of a portion of tendered Old Securities of a series that is less than the authorized denominations, then, in our sole discretion, (i) all of the Old Securities of such series tendered by such Eligible Holder will be accepted without proration, (ii) a portion of the Old Securities of such series tendered by such Eligible Holder will be rejected such that only Old Securities of such series in the authorized denominations are credited or returned or (iii) none of the Old Securities of such series tendered by such Eligible Holder will be accepted.

PEMEX’s obligation to accept for exchange or purchase, as applicable, the Old Securities of any series validly tendered pursuant to an Offer is conditioned on (i) the successful closing of the New Money Offering and receipt by PEMEX of the net proceeds therefrom on or prior to the applicable Settlement Date, and (ii) PEMEX receiving a capital injection, in cash, from the United Mexican States resulting in net proceeds sufficient to fund, together with the net proceeds from the New Money Offering, the aggregate Maximum Cash Amount due to Eligible Holders of Old Securities tendered in the Offers on or prior to the applicable Settlement Date. In addition, the Offers are conditioned on the satisfaction of other conditions described in the Offer Statement, including, in the case of Offers to Exchange, the tax fungibility condition, as fully described in the Offer Statement. The consummation of an Offer is not conditioned on the consummation of the other Offers. Each Offer is independent of the other Offers, and PEMEX may withdraw or modify any Offer without withdrawing or modifying other Offers. PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Offer.

If PEMEX terminates any Offer with respect to one or more series of Old Securities, it will give prompt notice to the Information, Tender and Exchange Agent and all Old Securities tendered pursuant to such terminated Offer will be returned promptly to the tendering Eligible Holders thereof. With effect from such termination, any Old Securities blocked in The Depository Trust Company (“DTC”) will be released.

Securities Codes and Authorized Denominations for the Old Securities

Old Securities	Registered Securities(1)		Rule 144A / 144 Securities		Reg S Securities		Authorized Denominations
	CUSIP	ISIN	CUSIP	ISIN	CUSIP	ISIN	Minimum Denomination	Integral Multiples
4.875% Notes due 2024	71654QBH4	US71654QBH48	71656LAX9	US71656LAX91	71656MAQ2	US71656MAQ24	U.S. $10,000	U.S. $1,000
4.250% Notes due 2025	71654QBV3	US71654QBV32	71656LBA8	US71656LBA89	71656MBA6	US71656MBA62	U.S. $10,000	U.S. $1,000
6.875% Notes due 2025	N/A	N/A	71654QDG4	US71654QDG47	P7S08VBZ3	USP7S08VBZ31	U.S. $10,000	U.S. $1,000
4.500% Notes due 2026	71654QBW1	US71654QBW15	71656LBD2	US71656LBD29	71656MBD0	US71656MBD02	U.S. $10,000	U.S. $1,000
6.875% Notes due 2026	71654QCB6	US71654QCB68	71656LBK6	US71656LBK61	71656MBK4	US71656MBK45	U.S. $10,000	U.S. $1,000
6.490% Notes due 2027	71654QDB5	US71654QDB59	71654QCQ3	US71654QCQ38	P78625DW0	USP78625DW03	U.S. $10,000	U.S. $1,000
6.500% Notes due 2027	71654QCG5	US71654QCG55	71656LBS9; 71656LBQ3	US71656LBS97; US71656LBQ32	71656MBQ1; 71656MBS7	US71656MBQ15; US71656MBS70	U.S. $10,000	U.S. $1,000
9.500% Global Guaranteed Bonds due 2027	71654QAM4	US71654QAM42	71654XAK3; 71654QAK8; 706451AX9	US71654XAK37; US71654QAK85, US706451AX98	P78628AE7	USP78628AE70	U.S. $1,000	U.S. $1,000
9.500% Guaranteed Bonds due 2027	706451BD2	US706451BD26	706451AW1	US706451AW16	U70577AS7	USU70577AS72	U.S. $1,000	U.S. $1,000
5.350% Notes due 2028	71654Q CK6	US71654QCK67	71654QCH3	US71654QCH39	P78625DD2	USP78625DD22	U.S. $10,000	U.S. $1,000
6.500% Notes due 2029	71654QCP5	US71654QCP54	71654QCM2	US71654QCM24	P78625DV2	USP78625DV20	U.S. $10,000	U.S. $1,000
6.840% Notes due 2030	71654QDC3	US71654QDC33	71654QCT7	US71654QCT76	P78625DX8	USP78625DX85	U.S. $10,000	U.S. $1,000
5.625% Bonds due 2046	71654QBX9	US71654QBX97	71656LBE0	US71656LBE02	71656MBE8	US71656MBE84	U.S. $10,000	U.S. $1,000
5.500% Bonds due 2044	71654QBE1	US71654QBE17	71656LAN1	US71656LAN10	71656MAN9	US71656MAN92	U.S. $10,000	U.S. $1,000
6.350% Bonds due 2048	71654QCL4	US71654QCL41	71654QCJ9	US71654QCJ94	P78625DE0	USP78625DE05	U.S. $10,000	U.S. $1,000
6.375% Bonds due 2045	71654QBR2	US71654QBR20	71656LAY7	US71656LAY74	71656MAY5	US71656MAY57	U.S. $10,000	U.S. $1,000
6.750% Bonds due 2047	71654QCC4	US71654QCC42	71656LBT7, 71656LBM2	US71656LBT70, US71656LBM28	71656MBT5; 71656MBM0	US71656MBT53; US71656MBM01	U.S. $10,000	U.S. $1,000
6.950% Bonds due 2060	71654QDF6	US71654QDF63	71654QDA7	US71654QDA76	P78625EB5	USP78625EB56	U.S. $10,000	U.S. $1,000

(1)

The security codes associated with the registered series of Old Securities were generated in connection with exchange offers conducted for such Old Securities pursuant to registration rights agreements that were executed in connection with the offering of such Old Securities.

####

Global Bondholder Services Corporation is acting as the Information, Tender and Exchange Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 924-2200 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

PEMEX has retained BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, and HSBC Securities (USA) Inc. to act as dealer managers in connection with the Offers (the “Dealer Managers”).

Eligible Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Securities as to when such intermediary would need to receive instructions from such Eligible Holder in order for that Eligible Holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Offers to Exchange are being made only (1) to holders of Old Securities who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof or (2) outside the United States, to holders of Old Securities other than “U.S. persons” (as defined in Rule 902 under the Securities Act) and who are not acquiring such New Securities for the account or benefit of a U.S. person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are non-U.S. qualified offerees (as defined under “Transfer Restrictions on the New Securities” in the Offer Statement). Subject to the following paragraph, only holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Offer Statement and to participate in the Offers to Exchange. The eligibility letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex

Holders who are not within one of the categories described above may still receive and review the Offer Statement if they return a duly completed certification letter certifying that:

•	it is the beneficial owner, or is acting on behalf of a beneficial owner, of securities that are subject to the Offers to Purchase, and

•

it acknowledges and agrees that (i) it will only use and rely on the Offer Statement in connection with such person’s potential participation in the Offers to Purchase, and (ii) it is not eligible to participate, and will not participate, in the Offers to Exchange.

The certification letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex_tender

Holders that submit a valid eligibility letter do not need to submit a certification letter to receive and review the Offer Documents.

The holders that submit a valid eligibility letter or certification letter are referred to herein as “Eligible Holders.”

The New Money Securities and the New Securities to be issued pursuant to the Offers have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Money Securities and the New Securities to be issued pursuant to the Offers will be issued with registration rights.

This announcement is for informational purposes only. This press release shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Offers are being made solely pursuant to the Offer Documents. The Offers are not being made to holders of Old Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Money Securities and New Securities are not intended to be offered, or otherwise made available to and should not be offered or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where the customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering the New Money Securities and New Securities or otherwise making them available to retail investors in the EEA, has been prepared and therefore offering New Money Securities and New Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The New Money Securities and New Securities are not intended to be offered or otherwise made available to, and should not be offered or otherwise made available to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering the New Money Securities and New Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering the New Money Securities and New Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

In the United Kingdom, this communication is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue of any New Money Securities and New Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández Managing Director of Treasury

Date: December 8, 2021